Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following is an excerpt from an online newsletter published on www.bhpbilliton.com.

Update on the Offer For Rio Tinto

Since making our proposal to acquire Rio Tinto in February 2008 we have continued to progress our offer in a number of ways:

We have:

•	commenced the process of seeking approval from the various regulatory authorities whose approval is required to satisfy the pre-conditions of our offer;

•	given several major presentations on our businesses to shareholders and investors, which can be found in the “Investors & Media” section of our website;

•	been meeting regularly with our institutional shareholders, and

•	been meeting with a large number of individual shareholders, stockbrokers and people in the financial services industry.

Benefits of the offer for BHP Billiton shareholders

The Board of BHP Billiton believes that the combination of BHP Billiton and Rio Tinto will benefit the shareholders of both companies.

The combination of BHP Billiton and Rio Tinto would enhance the ability to supply those natural resources to customers and create an organisation without comparison in the natural resources industry in terms of strategy, asset mix and quality, and culture.

In creating the world’s premier diversified natural resources company BHP Billiton shareholders would benefit from the following:

•

Quantified synergies and benefits, which are expected to contribute total incremental EBITDA of US$3.7 billion nominal per annum within seven years of completion of the acquisition by BHP Billiton Limited of 100% of the shares in Rio Tinto plc and Rio Tinto Limited;

•	A strengthened asset portfolio and future growth pipeline; and

•	If BHP Billiton’s offer is successful[1], BHP Billiton proposes to return up to US$30 billion to shareholders through a share buyback within 12 months of completing the acquisition.

1 On the basis that BHP Billiton acquires 100 per cent of the shares in Rio Tinto Limited and Rio Tinto plc on the offer terms of 3.4 BHP Billiton shares for each Rio Tinto share.

What do shareholders need to do?

At this stage, shareholders of BHP Billiton and Rio Tinto are not required to do anything.

The offer is subject to pre-conditions relating to certain merger control and other regulatory approvals in a number of jurisdictions. The necessary regulatory processes are expected to be completed by around the end of the 2008 calendar year.

Following satisfaction or waiver of the pre-conditions, Rio Tinto shareholders will be sent formal offer documents and acceptance forms. An Extraordinary General Meeting will also be convened at which BHP Billiton’s shareholders will have the opportunity to approve, among other things, the offer for Rio Tinto.

Letters to Shareholders

Don Argus, BHP Billiton Chairman has recently written to BHP Billiton and Rio Tinto shareholders. You can find copies of these letters on our dedicated Rio Tinto Offer website (www.bhpbilliton.com/RioTintoOffer).

More Information

Internet

More information on BHP Billiton or BHP Billiton’s offer for Rio Tinto can be found at either of the following web pages:

BHP Billiton: www.bhpbilliton.com

BHP Billiton’s offer for Rio Tinto: www.bhpbilliton.com/RioTintoOffer

Or Email: investor.relations@bhpbilliton.com

BHP Billiton Shareholder Information Helpline

Alternatively, if you have any additional questions you can contact the Shareholder Information Helpline on the following numbers:

Australia toll free: 1300 766 363

New Zealand toll free: 0800 668 228 (for callers outside Australia & New Zealand dial +61 3 9415 4365)

EU toll free, including the UK*: 00 800 6520 6520 (for callers outside the EU dial +44 117 378 5973)

*Note the European Union Free Call number is applicable for callers from the following countries – UK, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Spain, Sweden and Switzerland.

South Africa toll free: 0800 202 361 (for callers outside South Africa dial +27 11 3730004)

United States toll free: 800 339 1045 (for BHP Billiton ADR holders calling outside of the United States dial +1 212 440 9800)

Shareholder Services – Computershare

For information about your shareholding contact:

Australia

Phone: 1300 656 780 (within Australia)

Phone: (+61 3) 9415 4020 (outside Australia)

Fax: (+61 3) 9473 2460

United Kingdom

Phone: (+44 870) 889 3148

Fax: (+44 870) 703 6103

United States

Phone: 1 888 404 6340 (toll-free within US)

Fax: (+1 312) 461 4331

New Zealand

Phone: (+64 9) 488 8777

Fax: (+64 9) 488 8787

South Africa

Phone: (+27 11) 373 0033

Fax: (+27 11) 688 5250

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADR holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADRs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited Shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

You should be aware that BHP Billiton may purchase securities of Rio Tinto plc and Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.